UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                      FORM 12b-25

NOTIFICATION OF LATE FILING                     SEC FILE NUMBER: 000-28827

                                                CUSIP NUMBER: ____________

[x]Form 10-K [ ]Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ]Form N-SAR

For Period Ended: March 31, 2001
                 ----------------
[X] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

	Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

     Full Name of Registrant

	 PETMED EXPRESS, INC.

     Former Name if Applicable

	 N/A

Address of Principal Office (Street and Number)

	 1441 S.W. 29th Avenue

City, State and Zip Code

         Pompano Beach, Florida, 33069


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a)	The reasons described in reasonable detail in Part III of


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        this form could not be eliminated without unreasonable
        effort or expense.

[X] (b)	The subject annual report, semi-annual report, transition
        report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)	The accountant's statement or other exhibit required by
        Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The filing of Form 10-K could not be filed within the prescribed time period due to the fact that the Company has recently hired two new executive officers, a new Chief Executive Officer, Mendo Akdag, and a new Chief Financial Officer, Bruce S. Rosenbloom. Also, the Company has engaged new external auditors, Goldstein, Golub, & Kessler, LLP. Due to the fact that all parties mentioned above are new to the Company an additional 15 days is deemed necessary to ensure the entire Form 10-K filing is complete and accurate.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

        Bruce S. Rosenbloom           954              979 5995
              (Name)               (Area Code)     (Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d)
        of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                          [X] Yes         [ ] No

(3)	Is it anticipated that any significant change in results of
        operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?

                          [ ] Yes         [X] No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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	The Registrant, PETMED EXPRESS, INC., has caused this
notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                             /s/ Bruce S. Rosenbloom
Date: June 27, 2001                     BY:______________________________
                                           Bruce S. Rosenbloom, CFO
                                           Print Name



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